Bill Huo Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

April 10, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Karina Dorin,

Ms. Laura Nicholson

Re:	MingZhu Logistics Holdings Limited

Amendment No. 2 to Registration Statement on Form F-3

Filed January 30, 2023

File No. 333-267839

To the Reviewing Staff Members of the Commission:

On behalf of our client, MingZhu Logistics Holdings Limited, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 17, 2023 on the Company’s Registration Statement on Form F-3 Amendment No. 2 previously submitted on January 30, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to its registration statement on Form F-3 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 2 to Registration Statement on Form F-3

About MingZhu Logistics Holdings Limited, Page 1

1.	We note your revised disclosure in response to prior comment 1 states that “unless the context otherwise requires,” references to the “Company” “we,” “our” or “us” refer to Mingzhu Logistics Holdings Limited and its subsidiaries, excluding the VIEs and the VIEs’ subsidiaries. Please make corresponding revisions on page 18. Please remove references to “unless the context otherwise indicates” and revise your disclosure, as necessary, to clarify to investors which entities disclosure is referencing. In addition, please make corresponding revisions to your disclosure on page 18.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages ii, 1 and 18 in accordance with the Staff’s instructions.

2.	We note you have revised your disclosure in response to prior comment 2 to state that your PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are “material” for the business operations of your subsidiaries and VIEs in China. Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. In addition, we note you disclose that “aside from the necessary documentation, approvals and filings required for the ordinary course of business,” neither you, your subsidiaries or VIEs is required to obtain regulatory approval from Chinese authorities before listing or subsequent offering in the U.S. under any existing PRC law, regulations or rules, including the CSRC, the CAC or any other relevant Chinese regulatory agencies that is required to approve your subsidiaries or VIEs operations. Please state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 3, 4, 5, 11, 20, 21, 35, 36, 37, 48 and 49 in accordance with the Staff’s instructions.

General

3.	We remind you that, as indicated in comment 8 to our letter dated November 2, 2022, we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 20-F for the fiscal year ended December 31, 2021 have been resolved. To the extent the comments contained in our letters regarding such 20-F apply to the disclosure contained in the Form F-3, please make appropriate and corresponding revisions.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Commission has finished the review of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 on March 30, 2023.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Michael Goldstein, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or mgoldstein@beckerlawyers.com.

Very truly yours,

	By:	/s/ Bill Huo
	Name:	Bill Huo

cc: Michael Goldstein